UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

21 February, 2012

Commission File Number: 000-54641
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MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

MTG SECURES EXCLUSIVE RIGHTS TO THE SKY SPORTS NEWS CHANNEL AND CONTENT IN NORDIC & BALTIC COUNTRIES

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has signed a multi-year agreement with BSkyB (‘Sky’) to distribute the Sky Sports News HD channel on MTG’s Viasat satellite platforms. The Group will include the channel in its Nordic offerings on an exclusive basis from the end of February 2013, and add it to the Baltic platforms later in year. The exclusive agreement also enables MTG to include Sky Sports programming content on its Nordic and Baltic TV channels, as well as on its Viaplay online pay-TV service across the Nordic countries.

Sky Sports News is Sky’s 24 hour a day sports news channel, and is predominantly focused on European football news and the Barclays English Premier League in particular. The channel also provides English language news and feature coverage of a wide range of other sports from around the world.

MTG will distribute the Sky Sport News HD channel on its Viasat satellite pay-TV platforms, as well as in its channel packages on third party cable TV and IPTV networks, in Sweden, Denmark, Norway, Finland, Estonia, Latvia and Lithuania. MTG also has the rights to include selected Sky Sports premium programming content each day on its TV channels and on Viaplay, including content from popular shows like Soccer AM, Soccer Saturday and Deadline Day.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “This is fantastic news for sports fans who already enjoy our world class and market leading offering of local and international sports coverage. Subscribers to our platforms and channels will now have access to even more of the latest breaking news and expert views from the best known sports stars, personalities and commentators. Sports news is a global headline grabbing phenomenon, and Sky Sports is a strong brand that consistently delivers high quality content. It is great that our viewers will now have access in and out of their homes to even more of the very best sports entertainment.”

Rob Webster, Commercial Group Director, BSkyB, said: “The demand for high quality sports news has never been greater and we’re delighted to be working with MTG to bring the full Sky Sports News channel to an international audience for the first time. For sports fans, there’s no better place for around-the-clock breaking news, expert commentary and interviews than Sky Sports News. We’re thrilled to be developing the channel’s distribution in Europe and are looking forward to sharing all of the action with MTG’s customers.”

* * *

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:              +46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:              +44 (0) 7768 440 414
Email:          investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 21 February 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 21 February, 2012	By:	/s/ Mathias Hermansson
		Name:	Mathias Hermansson
		Title:	Chief Financial Officer